FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 5, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 5, 2003                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

4 March 2003

GlaxoSmithKline PLC

                             GSK Share Re-Purchases

GlaxoSmithKline PLC announces that, in accordance with the authority granted by shareholders at the Annual General meeting on 20th May 2002, it purchased for cancellation 2,290,000 of its Ordinary 25 pence shares on Tuesday 4th March 2003 at a price of 1087.04 pence per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


28 February 2003            Abacus (GSK) Trustees Limited, as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 1,351 Ordinary Shares in the Company at a price of(pound)10.7835 per Ordinary Share.

                            Abacus (GSK) Trustees Limited, as trustee of the GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 2,018 Ordinary Shares in the Company to participants of the Glaxo Wellcome 1999 Long Term Incentive Plan.


The Company was advised of this transaction on 5 March 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

5 March 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


3 March 2003                Abacus (GSK) Trustees Limited, as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 1,648 Ordinary Shares in the Company at a price of(pound)11.4335 per Ordinary Share.

                            Abacus (GSK) Trustees Limited, as trustee of the GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 5,453 Ordinary Shares in the Company at a price of (pound)11.43 per Ordinary Share.

                            Abacus (GSK) Trustees Limited, as trustee of the GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 7,677 Ordinary Shares in the Company to participants of the Glaxo Wellcome 1999 Long Term Incentive Plan.


The Company was advised of this transaction on 4 March 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

5 March 2003